July 28, 2025

Ngai Chiu Wong
Chief Executive Officer
Gifts International Holdings Ltd
Unit A&B, 7/F., Fuk Chiu Factory Building
No.20 Bute Street
Mongkok, Kowloon
Hong Kong

       Re: Gifts International Holdings Ltd
           Amendment No. 2 to Registration Statement on Form F-1
           Filed July 18, 2025
           File No. 333-287861
Dear Ngai Chiu Wong:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 7, 2025 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed July 18, 2025 Dilution, page 52

1. Please revise the historical net tangible book value to exclude deferred offering costs and right of use assets.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 58

2. Please discuss the underlying reasons for the increases to your accounts receivable and accounts payable balances. Refer to Item 5.B and D of Form 20-F. July 28, 2025
Page 2

Industry, page 71

3. Please update your industry disclosure to include 2024 information, to the extent available, and update your statement that you "are going to launch [y]our VIP website in second half of 2024." Additionally, we note your presentation of market share versus "ranking by number of large corporation clientele and vehicle fleet" at page 76.
       Please balance your disclosure at the outset of the business section that you are "No.
       1" in large corporation clientele and vehicle fleet by also disclosing your market share.
Notes to the Consolidated and Combined Financial Statements
Notes 2 - Summary of Significant Accounting Policies
Segment Reporting, page F-13

4. Please report the measure of profit or loss used by the CODM in accordance with
       ASC 280-10-50-22. Also tell us how you considered the guidance in ASC 280-10-50-
       29(f) and the example at 280-10-55-54(c) to discuss how the CODM uses this measure in assessing performance and deciding how to allocate resources.
        Please contact Ta Tanisha Meadows at 202-551-3322 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515
with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:   Lawrence Venick